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                                                                    Exhibit 99.3

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                            Paramount Resources Ltd.

                          8 7/8% SENIOR NOTES DUE 2014

                              --------------------

                          FIRST SUPPLEMENTAL INDENTURE

                            Dated as of June 29, 2004

                                       to

                       Indenture Dated as of June 29, 2004

                The Bank of Nova Scotia Trust Company of New York
                                     Trustee


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                                TABLE OF CONTENTS
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                                                     ARTICLE I

                                       APPLICATION OF SUPPLEMENTAL INDENTURE
                                                  AND DEFINITIONS

Section 1.01   Application of this Supplemental Indenture.........................................................1
Section 1.02   Effect of Supplemental Indenture...................................................................2
Section 1.03   Definitions........................................................................................3
Section 1.04   Other Definitions.................................................................................23

                                                     ARTICLE II

                                                     THE NOTES

Section 2.01   Form and Dating...................................................................................24
Section 2.02   Transfer and Exchange.............................................................................25

                                                    ARTICLE III

                                             REDEMPTION AND PREPAYMENT

Section 3.01   Optional Redemption...............................................................................29
Section 3.02   Offer to Purchase by Application of Excess Proceeds...............................................30

                                                     ARTICLE IV

                                                     COVENANTS

Section 4.01   Maintenance of Office or Agency...................................................................32
Section 4.02   Reports...........................................................................................32
Section 4.03   Restricted Payments...............................................................................33
Section 4.04   Dividend and Other Payment Restrictions Affecting Subsidiaries....................................36
Section 4.05   Incurrence of Indebtedness and Issuance of Preferred Stock........................................38
Section 4.06   Asset Sales.......................................................................................41
Section 4.07   Transactions with Affiliates......................................................................43
Section 4.08   Liens.............................................................................................44
Section 4.09   Corporate Existence...............................................................................44
Section 4.10   Offer to Repurchase upon Change of Control........................................................45
Section 4.11   Payments for Consent..............................................................................46
Section 4.12   Payment of Additional Amounts.....................................................................46
Section 4.13   Designation of Restricted and Unrestricted Subsidiaries...........................................48
Section 4.14   Business Activities...............................................................................48
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Section 4.15   Issuance of Subsidiary Guarantees and Mirror Note Guarantees......................................48

                                                     ARTICLE V

                                                     SUCCESSORS

Section 5.01   Amalgamation, Merger, Consolidation or Sale of Assets.............................................49
Section 5.02   Successor Corporation Substituted.................................................................51

                                                     ARTICLE VI

                                               DEFAULTS AND REMEDIES

Section 6.01   Events of Default.................................................................................51
Section 6.02   Acceleration......................................................................................53
Section 6.03   Waiver of Past Defaults...........................................................................54
Section 6.04   Collection Suit by Trustee........................................................................54

                                                    ARTICLE VII

                                                     [Reserved]

                                                    ARTICLE VIII

                                      LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01   Satisfaction and Discharge........................................................................54
Section 8.02   Application of Trust Money........................................................................55
Section 8.03   Option to Effect Legal Defeasance or Covenant Defeasance..........................................55
Section 8.04   Legal Defeasance and Discharge....................................................................55
Section 8.05   Covenant Defeasance...............................................................................56
Section 8.06   Conditions to Legal or Covenant Defeasance........................................................57
Section 8.07   Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.....58
Section 8.08   Repayment to Company..............................................................................59
Section 8.09   Reinstatement.....................................................................................59

                                                     ARTICLE IX

                                          AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01   Without Consent of Holders of Notes...............................................................59
Section 9.02   With Consent of Holders...........................................................................60
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                                                     ARTICLE X

                                               SUBSIDIARY GUARANTEES

Section 10.01  Subsidiary Guarantee..............................................................................62
Section 10.02  Limitation on Subsidiary Guarantor Liability......................................................63
Section 10.03  Execution and Delivery of Subsidiary Guarantee....................................................64

                                                     ARTICLE XI

                                                   MISCELLANEOUS

Section 11.01  Ratification of Indenture.........................................................................64
Section 11.02  No Personal Liability of Directors, Officers, Employees and Stockholders..........................64
Section 11.03  Counterparts......................................................................................65
Section 11.04  Governing Laws....................................................................................65
Section 11.05  Successors........................................................................................65
Section 11.06  Severability......................................................................................65
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     This FIRST SUPPLEMENTAL INDENTURE (this "SUPPLEMENTAL INDENTURE") dated as of June 29, 2004 between Paramount Resources Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada (the "COMPANY"), each
Subsidiary Guarantor that becomes a party hereto following the Issue Date and
The Bank of Nova Scotia Trust Company of New York, as trustee (the "TRUSTEE") to the Indenture dated as of June 29, 2004 between the Company and the Trustee (the
"BASE INDENTURE" and as supplemented by this Supplemental Indenture, the
"INDENTURE").

                                    RECITALS

     WHEREAS, the Company and the Trustee have heretofore executed and delivered the Base Indenture to provide for the issuance of the Company's debt securities in one or more series;

     WHEREAS, Sections 2.1, 2.2 and 9.1 of the Base Indenture provide, among other things, that the Company and the Trustee may enter into indentures supplemental to the Base Indenture to provide for specific terms applicable to any series of Securities (as defined in the Base Indenture) and to add to or modify the covenants of the Company or other provisions of the Base Indenture for the benefit of the Holders of all or any series of Securities;

     WHEREAS, the Company has duly authorized the execution and delivery of this Supplemental Indenture to provide for the issuance on the Issue Date, of $125,000,000 aggregate principal amount of its 8 7/8% Senior Notes due 2014;

     WHEREAS, the Company has requested that the Trustee execute and deliver this Supplemental Indenture and the Company further certifies that all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms, and to make the Notes, when executed by the Company and authenticated and delivered by the Trustee, the valid, binding and enforceable obligations of the Company, have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized in all respects.

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                      APPLICATION OF SUPPLEMENTAL INDENTURE
                                 AND DEFINITIONS

     Section 1.01 APPLICATION OF THIS SUPPLEMENTAL INDENTURE . Notwithstanding any other provision of this Supplemental Indenture, the provisions of this Supplemental Indenture, including as provided in Section 1.02 below, are expressly and solely for the benefit of the Holders of the Notes and the Subsidiary Guarantees. The Notes constitute a Series of Securities as provided in Section 2.1 of the Base Indenture. Unless otherwise expressly specified, references in this Supplemental Indenture to specific Article numbers or Section numbers refer to

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Articles and Sections contained in this Supplemental Indenture, and not the Base
Indenture or any other document.

     Section 1.02 EFFECT OF SUPPLEMENTAL INDENTURE. With respect to the Notes (and any Subsidiary Guarantee endorsed thereon) only, the Base Indenture shall be supplemented pursuant to Sections 2.1, 2.2 and 9.1 thereof to establish the terms of the Notes (and any Subsidiary Guarantee endorsed thereon) as set forth in this Supplemental Indenture, including as follows:

     (a) DEFINITIONS. Article I of the Base Indenture shall be amended by deleting each term defined therein which is defined in Section 1.03 of this Supplemental Indenture and shall be supplemented by Section 1.03 of this Supplemental Indenture to the extent provided in Section 1.03 of this Supplemental Indenture;

     (b) FORM AND TERMS. The form and terms of the Securities representing the Notes required to be established pursuant to Sections 2.1, 2.2 and 2.14.1 of the Base Indenture shall be established in accordance with Section 2.01 of this Supplemental Indenture;

     (c) TRANSFER AND EXCHANGE. The provisions of Section 2.7 and Subsections 2.14.2 and 2.14.3 of the Base Indenture regarding transfer and exchange are deleted and replaced in their entirety by the provisions of Section
2.02 of this Supplemental Indenture;

     (d) REDEMPTION. The provisions of Article III of the Base Indenture regarding redemption are amended by deleting Section 3.7 of the Base Indenture and are supplemented by the provisions of Article III of this Supplemental Indenture;

     (e) COVENANTS. The provisions of Article IV of the Base Indenture regarding certain covenants of the Company are amended by deleting Sections 4.2,
4.5 and 4.7 of the Base Indenture and are supplemented by the provisions of
Article IV of this Supplemental Indenture;

     (f) SUCCESSORS. The provisions of Article V of the Base Indenture regarding successors are deleted and replaced in their entirety by Article V of this Supplemental Indenture;

     (g)     EVENTS OF DEFAULT. The provisions of Sections 6.1, 6.2, 6.3 and
6.13 of the Base Indenture regarding Events of Default are deleted and replaced in their entirety by the provisions of Article VI of this Supplemental Indenture;

     (h) SATISFACTION AND DISCHARGE; DEFEASANCE. The provisions of Article VIII of the Base Indenture regarding satisfaction, discharge and defeasance are deleted and replaced in their entirety by the provisions of Article VIII of this Supplemental Indenture;

     (i) AMENDMENTS AND WAIVERS. The provisions of Sections 9.1 and 9.2 of the Base Indenture regarding amendments and waivers are deleted and replaced in their entirety by the provisions of Article IX of this Supplemental Indenture;

     (j) GUARANTEES. The provisions of Article X of this Supplemental Indenture regarding Subsidiary Guarantees shall supplement the Base Indenture; and

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     (k)     MISCELLANEOUS. The provisions of Article X of the Base Indenture regarding miscellaneous items are amended by deleting Section 10.7 of the Base Indenture and are supplemented by the provisions of Article XI of this Supplemental Indenture.

     To the extent that any provision of this Supplemental Indenture (including those referred to in clauses (a) through (k) above) conflicts with any provision of the Base Indenture, the pro-visions of this Supplemental Indenture shall govern and be controlling, solely with respect to the Notes (and any Subsidiary Guarantee endorsed thereon).

     Section 1.03 DEFINITIONS. (a) All capitalized terms used herein and not otherwise defined below shall have the meanings ascribed thereto in the Base Indenture.

     (b) The following are definitions used in this Supplemental Indenture and to the extent that a term is defined both herein and in the Base Indenture, unless otherwise specified, the definition in this Supplemental Indenture shall govern solely with respect to the Notes.

     "ACQUIRED DEBT" means, with respect to any specified Person:

             (1) Indebtedness of any other Person existing at the time such other Person is amalgamated or merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person amalgamating or merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

             (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

PROVIDED that any Indebtedness of such other Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction by which such other Person is amalgamated or merged with or into, or becomes a Restricted Subsidiary of, such specified Person, or such assets are acquired by such specified Person, will not be Acquired Debt.

     "ADDITIONAL NOTES" means an unlimited amount of Notes (other than the Initial Notes) issued under this Indenture in accordance with Section 2.3 of the Base Indenture and Section 4.05, as part of the same series as the Initial Notes.

     "ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS" means, without duplication, as of the date of determination, the sum of:

             (1) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines (before any provincial, state or federal income taxes), as confirmed by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) in a reserve report prepared as of the end of the Company's most recently completed fiscal year, as INCREASED BY, as of the date of determination, the discounted future net revenues of (a) estimated proved oil and gas reserves acquired since

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     the date of such year-end reserve report, and (b) estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case, calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), AND DECREASED BY, as of the date of determination, the estimated discounted future net revenues of (c) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (d) reductions in estimated proved oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices in such year-end reserve report); PROVIDED that, in the case of each of the determinations made pursuant to clauses (a) through (d), such increases and decreases shall be as estimated by the Company's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which case the discounted future net revenues utilized for purposes of this clause (1) shall be confirmed in a written report of a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniels & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) delivered to the Trustee (which report shall be reasonably satisfactory in form and substance to the Trustee),

             (2) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's most recent available internal annual or quarterly financial statements,

             (3) the Consolidated Net Working Capital of the Company on a date no earlier than the date of the Company's most recently available internal annual or quarterly financial statements, and

             (4) the greater of (a) the net book value of other tangible assets of the Company on a date no earlier than the date of the Company's most recently available internal annual or quarterly financial statements or (b) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries, in either case, as of the date of the Company's most recently available internal annual or quarterly financial statements,

MINUS, to the extent included in clauses (1) through (4) above, the sum of:

             (1)   minority interests,

             (2) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's most recently available internal annual or quarterly financial statements,

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             (3)   the discounted future net revenues, calculated in
     accordance with SEC guidelines utilizing the prices utilized in the Company's year-end reserve report, attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

             (4) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in the first clause (1) above, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto, and

             (5) the discounted future net revenues, calculated in accordance with SEC guidelines utilizing the prices utilized in the Company's year-end reserve report, attributable to reserves that are subject to participation, partnership, vendor financing or other agreements then in effect, or that are otherwise required to be delivered to third parties, but only to the extent that such third parties are then entitled to such reserves, or in the case of vendor financing or other encumbrances reduced only by the value of such encumbrances.

     "APPLICABLE PROCEDURES" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary that apply to such transfer or exchange.

     "ASSET SALE" means:

             (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business and other than the granting of a Lien in accordance with this Indenture; PROVIDED that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Section 4.10 and/or
     Section 5.01(a) and not by the provisions of Section 4.06; and

             (2) the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

     Notwithstanding the preceding, the following items will not be deemed to be an Asset Sale:

             (1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than U.S.$2.5 million;

             (2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

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             (3)   an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

             (4) any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;

             (5) the sale or lease of equipment, inventory, including current production, accounts receivable or other assets in the ordinary course of business;

             (6)   the sale or other disposition of cash or Cash Equivalents;

             (7) any transfer of properties or assets (including Capital Stock) that is governed by Section 5.01; or that is a Restricted Payment that is permitted by Section 4.03;

             (8) the sale or transfer (whether or not in the ordinary course of business) of oil and gas properties or direct or indirect interests in real property; PROVIDED that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

             (9) the abandonment, farm-out, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business or resulting from any pooling, unit or farm-out agreement entered into in the ordinary course of business;

             (10) the trade or exchange by the Company or any Restricted Subsidiary of any oil and gas property owned or held by the Company or such Restricted Subsidiary for any oil and gas property owned or held by another Person;

             (11) the sale or transfer of hydrocarbons or other mineral products in the ordinary course of business; and

             (12)  a Permitted Investment.

     "CASH EQUIVALENTS" means:

             (1)   United States or Canadian dollars;

             (2) securities issued by or directly and fully guaranteed or insured by the federal government of Canada or the United States of America or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the federal government of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

             (3) certificates of deposit and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any lender party to

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     the Credit Agreement or with any United States commercial bank or any
     Canadian chartered bank having capital and surplus in excess of U.S.$500 million;

             (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and
     (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

             (5) commercial paper rated at least P-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Rating Services or R-1 by Dominion Bond Rating Service and in each case maturing within 270 days after the date of acquisition; and

             (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through
     (5) of this definition.

     "CHANGE OF CONTROL" means the occurrence of any of the following events:

             (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

             (2) the adoption or approval by the Board of Directors of the Company or its stockholders of a plan relating to the liquidation or dissolution of the Company;

             (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) (other than a Permitted Holder) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

             (4) during any two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

     "CONSOLIDATED CASH FLOW" means with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period PLUS:

             (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; PLUS

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             (2)   provision for taxes based on income or profits of such
     Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; PLUS

             (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received in respect of interest pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; PLUS

             (4) exploration expenses for such Person and its Restricted Subsidiaries for such period, to the extent that any such exploration expenses were deducted in computing such Consolidated Net Income; PLUS

             (5) depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; MINUS

             (6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; and MINUS

             (7) to the extent included in determining Consolidated Net Income, the sum of:

                   (a) the amount of deferred revenues that are amortized during such period and that are attributable to reserves that are subject to Volumetric Production Payments; and

                   (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments,

in each case, on a consolidated basis and determined in accordance with GAAP.

     "CONSOLIDATED NET INCOME" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that

             (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included

                                       -8-
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     only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

             (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders;

             (3) the cumulative effect of a change in accounting principles will be excluded;

             (4) any non-cash charges related to an impairment test write-down under GAAP will be excluded; and

             (5) to the extent not otherwise included, any gain on the disposition of a Restricted Investment will be included.

     "CONSOLIDATED NET WORKING CAPITAL" of any Person as of any date of determination means the difference (shown on the balance sheet of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter of such Person for which internal financial statements are available) between (i) all current assets of such Person and its Restricted Subsidiaries and (ii) all current liabilities of such Person and its Restricted Subsidiaries except the current portion of long-term Indebtedness and Indebtedness under Credit Facilities.

     "CONSOLIDATED NET WORTH" means, with respect to any specified Person as of any date, the consolidated shareholders' equity of such Person and its consolidated Subsidiaries as of such date determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Stock of such Person.

     "CORPORATE TRUST OFFICE OF THE TRUSTEE" will be at the address of the Trustee specified in Section 10.2 of the Base Indenture or such other address as to which the Trustee may give notice to the Company.

     "CREDIT AGREEMENT" means the credit agreement in effect on the Issue Date, among the Company, as borrower, the lenders named therein, Bank of Montreal, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, modified, restated, renewed, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries as additional borrowers or guarantors thereunder, and all or any portion of the Indebtedness and other Obligations under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders. For greater certainty, it is acknowledged that Interest Rate Agreements, Currency Agreements and Oil and Gas Hedging Contracts entered

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into with a Person that at that time is a lender (or an Affiliate thereof) under the Credit Agreement are separate from, are not included within and do not form part of any above inclusions of the Credit Agreement.

     "CREDIT FACILITIES" means one or more credit or debt facilities (including, without limitation, under the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for, among other things, revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "CUSTODIAN" means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

     "DEFINITIVE NOTE" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.02(c), substantially in the form of EXHIBIT A hereto except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

     "DEPOSITARY" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.4 of the Base Indenture as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

     "DTC" means the Depository Trust Company.

     "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, prior to the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the provisions applicable to such Capital Stock either (i) are no more favorable to the holders of such Capital Stock than the provisions contained in Section 4.06 and Section
4.10 and such Capital Stock specifically provides that the issuer will not repurchase or redeem any of such Capital Stock pursuant to such provisions prior to the Company's repurchase of such of the Notes as are required to be repurchased pursuant to Section 4.06 and Section 4.10, or (ii) provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.03.

     "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "EQUITY OFFERINGS" means any public or private sale of Equity Interests of the Company (other than Disqualified Stock).

     "EXISTING INDEBTEDNESS" means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date.

     "FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

     "FAIR MARKET VALUE" means, with respect to any asset, property or service, the price (after taking into account any related liabilities, costs or expenses) that could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in this Indenture, in the case of a transaction with respect to the Company or any of its Restricted Subsidiaries exceeding U.S.$10.0 million, Fair Market Value will be determined by the Board of Directors of the Company acting in good faith.

     "FIXED CHARGE COVERAGE RATIO" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "CALCULATION DATE"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

             (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through amalgamations, mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act;

             (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

             (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

     "FIXED CHARGES" means, with respect to any specified Person for any period, the sum, without duplication, of:

             (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Interest Rate Agreements; PLUS

             (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; PLUS

             (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person (other than such Person or its Restricted Subsidiaries) or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, to the extent the primary obligor is currently in default under such Indebtedness, whether or not such Guarantee or Lien is called upon; PLUS

             (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, times
     (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person or any of its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "GLOBAL NOTE LEGEND" means the legend set forth in Section 2.02(f), which is required to be placed on all Global Notes issued under this Indenture.

     "GLOBAL NOTES" means, individually and collectively, the Global Notes, substantially in the form of EXHIBIT A hereto issued in accordance with Section
2.01 or 2.02.

     "GUARANTORS" means the Mirror Note Guarantors and the Subsidiary
Guarantors.

     "HOLDER" means a Person in whose name a Note is registered.

     "INDIRECT PARTICIPANT" means a Person who holds a beneficial interest in a Global Note through a Participant.

     "INITIAL NOTES" means the first U.S.$125 million aggregate principal amount of 8 7/8% Senior Notes due 2014 issued under this Indenture on the Issue Date.

     "INVESTMENTS" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investments" shall exclude extensions of trade credit in the ordinary course of business on commercially reasonable terms in accordance with normal trade practices of such Person. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of Section 4.03(b). The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 4.03(b).

     "ISSUE DATE" means June 29, 2004, the date of issuance of the Initial
Notes.

     "LIQUID SECURITIES" means securities constituting (or immediately convertible into) no more than 7.5% of the outstanding securities of a class of securities that is publicly traded on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the Nasdaq Stock Market, the London Stock Exchange or the TSX Venture Exchange.

     Securities meeting the requirements of the preceding sentence shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

             (1) the date on which such securities, or securities exchangeable for, or convertible into, such securities, are sold or exchanged for cash or Cash Equivalents, and

             (2) 60 days following the date of receipt of such securities; PROVIDED, that, notwithstanding the foregoing, up to U.S.$2.0 million of securities (valued as of the date of receipt) received by the Company or a Restricted Subsidiary in any 12 month period and which the Company or such Restricted Subsidiary is restricted from selling freely pursuant to the applicable securities laws of Canada or any province thereof shall not cease to be Liquid Securities as a result of this clause
     (2) until 180 days following the date of receipt of such securities.

     "MATERIAL CHANGE" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with the first clause (1) of the definition of Adjusted Consolidated Net Tangible Assets; PROVIDED, HOWEVER, that there will be excluded from the calculation of Material Change the estimated future net cash flows from:

             (1) any acquisitions during the fiscal quarter of oil and gas reserves that have been audited by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) and on which a report or reports exist; and

             (2) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in Section 4.06.

     "MIRROR NOTE GUARANTORS" means each Subsidiary of the Company that has executed a Mirror Note Guarantee on the Issue Date or that executes a Mirror Note Guarantee following the Issue Date for so long as any such Mirror Note Guarantee has not been released in accordance with the provisions of this Indenture.

     "MIRROR NOTE ISSUERS" means Paramount Finance Ltd. and Paramount Resources, a general partnership.

     "MIRROR NOTE PLEDGE AGREEMENTS" means collectively the pledge agreements, dated the Issue Date, pursuant to which (i) the Mirror Note issued by Paramount Resources to Paramount Finance Ltd. will be pledged to the Company and (ii) the Mirror Note issued by Paramount Finance Ltd. to the Company and the Company's interest in the Mirror Note issued by Paramount Resources are pledged as security for all Obligations thereunder and under the Notes and this Indenture.

     "MIRROR NOTES" means the promissory notes, dated the Issue Date, issued by Paramount Finance Ltd. and Paramount Resources evidencing Indebtedness equal in aggregate principal amount to that of the Notes outstanding from time to time.

     "NET CASH PROCEEDS" means, with respect to any Asset Sale, the proceeds therefrom in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, or stock or other assets when disposed of for cash or Cash Equivalents, received by the Company or any of the Restricted Subsidiaries from such Asset Sale, net of:

             (1) brokerage commissions and other reasonable out-of-pocket fees and expenses (including fees and expenses of legal counsel, accountants and investment banks, sales commissions and relocation expenses) related to such Asset Sale;

             (2) provisions for all taxes payable or required to be accrued in accordance with GAAP as a result of such Asset Sale;

             (3) payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets or properties that are the subject of such Asset Sale;

             (4) amounts required to be paid to any Person owning a beneficial interest in the assets or properties that are subject to the Asset Sale; and

             (5) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

PROVIDED that cash and/or Cash Equivalents in which the Company or a Restricted Subsidiary has an individual beneficial ownership shall not be deemed to be received by the Company or a Restricted Subsidiary until such time as such cash and/or Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such cash and/or Cash Equivalents which prevent the Company or a Restricted Subsidiary from applying such cash and/or Cash Equivalents to any use permitted by Section 4.06 or to purchase Notes.

     "NET INCOME" means, with respect to any specified Person, the net income
(loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

             (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

             (2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "NON-RECOURSE DEBT" means Indebtedness:

             (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
     (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

             (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

     "NON-RECOURSE PURCHASE MONEY DEBT" means Indebtedness incurred in connection with the acquisition by the Company or any Mirror Note Issuer or Guarantor in the ordinary course of business of Facilities, and renewals and refinancings of such Indebtedness but only to the extent that the lenders with respect to such Indebtedness or renewals or refinancings thereof have a claim solely against the assets acquired with such Indebtedness and any improvements thereon and not against the Company or any Restricted Subsidiary generally.

     "NOTES" means the Initial Notes and the Additional Notes, if any, which shall be treated as a single series for all purposes under this Indenture.

     "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, costs, damages and other liabilities payable under the documentation governing any Indebtedness.

     "OIL AND GAS BUSINESS" means:

             (1) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties,

             (2) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties,

             (3) the exploration for or development, extraction, production, treatment, processing, storage, transportation, refining or marketing and sale of oil, gas and other minerals and products produced in association therewith,

             (4) the evaluation, participation in or pursuit of any other activity or opportunity that is primarily related to clauses (1) through
     (3) above, and

             (5) any activity that is ancillary to, necessary or appropriate for or incidental to the activities described in clauses (1) through (4) above,

PROVIDED that, in respect of the Company, the determination of what reasonably constitutes a permissible Oil and Gas Business pursuant to clauses (1) to (5) above shall be made in good faith by the Board of Directors of the Company.

     "OIL AND GAS INVESTMENTS" means any Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including, without limitation:

             (1) ownership interests in oil and gas properties, processing facilities or gathering systems or ancillary real property interests, and

             (2) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

     "PARTICIPANT" means, with respect to the Depositary, a Person who has an account with the Depositary.

     "PERMITTED ASSETS" means any and all long-term properties or assets that are used or useful in an Oil and Gas Business.

     "PERMITTED HOLDERS" means (i) any of Clayton H. Riddell, his spouse, ancestors, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of his siblings; (ii) in the event of the incompetence or death of any of the Persons described in clause (i), such Person's estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company; (iii) any trust created for the benefit of the Persons described in clause (i) or (ii) or any trust for the benefit of any such trust; or (iv) any Person controlled by any of the Persons described in clause (i), (ii) or (iii). For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

     "PERMITTED INVESTMENTS" means, without duplication:

             (1) any Investment in the Company or in a Restricted Subsidiary of the Company;

             (2)   any Investment in cash and/or Cash Equivalents;

             (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

                   (a) such Person becomes a Restricted Subsidiary of the Company; or

                   (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

             (4) any Investment made as a result of the receipt of consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.06;

             (5) any acquisition of assets or other Investments solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

             (6)   Investments resulting from repurchases of the Notes;

             (7) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

             (8)   Hedging Obligations and Oil and Gas Hedging Contracts;

             (9)   Oil and Gas Investments;

            (10) Investments existing on the Issue Date and Investments made with the proceeds, including, without limitation, from sales or other dispositions, of such Investments and any other Investments made pursuant to this clause (10);

            (11) (a) loans or advances made to any officer, director or employee of the Company or any of its Restricted Subsidiaries in the ordinary course of business that are approved by the Board of Directors of the Company or a duly authorized officer, and (b) loans or advances made to refinance loans, together with accrued interest thereon, made pursuant to this clause (11); PROVIDED such loans do not exceed U.S.$2.0 million at any one time outstanding; and

            (12) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed U.S.$15.0 million.

     "PERMITTED LIENS" means, as of any date:

             (1) Liens on assets of the Company and any Subsidiary securing Indebtedness under Credit Facilities and Obligations in respect of such Indebtedness in an aggregate principal amount not to exceed the greater of the amounts set forth in Section 4.05(b)(1)(i) and (ii), plus U.S.$25.0 million;

             (2) Liens in favor of the Company, any of the Mirror Note Issuers or any of the Guarantors;

             (3) Liens on property of a Person existing at the time such Person is amalgamated or merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; PROVIDED that such Liens were in existence prior to the contemplation of such amalgamation, merger or consolidation and do not extend to any assets other than those of the Person amalgamated or merged into or consolidated with the Company or the Subsidiary;

             (4) Liens securing Hedging Obligations and Oil and Gas Hedging Contracts;

             (5) Liens securing the assets purchased by purchase money indebtedness;

             (6) Liens to secure payment of royalties, revenue interests, net profits interests and preferential rights of purchase incurred in the ordinary course of business to the extent of the security interest in those underlying assets;

             (7) Liens for any judgments rendered that do not constitute an Event of Default;

             (8) Liens for any judgment rendered, or claim filed, against the Company or any Restricted Subsidiary which are being contested in good faith by appropriate proceedings that do not constitute an Event of Default if during such contestation a stay of enforcement of such judgment or claim is in effect;

             (9) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; PROVIDED that such Liens were in existence prior to the contemplation of such acquisition;

            (10) Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory obligations, environmental reclamation obligations, bids, leases, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

            (11) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by Section 4.05(b)(4) covering only the assets acquired with such Indebtedness;

            (12)   Liens existing on the Issue Date;

            (13) Liens for taxes, workers' compensation, unemployment insurance and other types of social security, assessments or other governmental charges or claims that are not yet due and payable or, if due and payable and delinquent, that are being contested by the Company or a Restricted Subsidiary in good faith by appropriate proceedings promptly instituted and diligently concluded, PROVIDED that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

            (14) Liens in pipelines or pipeline facilities that arise by operation of law;

            (15) Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest and other agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements and other similar agreements, or arising by operation of law, which in each of the foregoing cases are customary in the Oil and Gas Business, and easements, rights of way or other similar rights in land; PROVIDED that such Liens are not given in connection with borrowed money;

            (16) Liens in oil, gas or other mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property; PROVIDED that such Indebtedness is not given in connection with borrowed money;

            (17) Liens in respect of any oil, gas or mineral property acquired after the Issue Date (i) securing the costs and expenses incurred after the Issue Date in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any such oil, gas or other mineral property or with the acquisition thereof, including costs incurred for the acquisition, construction, development, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (ii) securing Indebtedness created, issued, incurred or assumed by the Company or any of its Restricted Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth above, if such Indebtedness is incurred prior to, during or within two years after the acquisition or completion of construction, development or other relevant activities referred to in clause (i) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; PROVIDED that any such Lien shall be limited to the property that is the subject of the acquisition, construction, development or other relevant activities referred to above;

            (18) Liens in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Company, any of its Restricted Subsidiaries, any Mirror Note Issuer or any Guarantor under government permits, leases or grants; PROVIDED that such Lien is not given in connection with borrowed money;

            (19) Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, mechanics', landlords', materialmen's, employees', laborers', employers', suppliers', banks', builders', repairmen's and other like Liens;

            (20) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title that do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Company and its Restricted Subsidiaries taken as a whole;

            (21) Liens in connection with any Production Payments; PROVIDED that (i) such Liens are limited to the property that is the subject of such Production Payment; and (ii) either (x) such Production Payments were in existence on the Issue Date; (y) such Production Payments are entered into in connection with the acquisition of any property after the Issue Date and such Lien is created, incurred, issued or assumed in connection with the financing of, or within 90 days after the acquisition of, such property; or
     (z) such Production Payments do not exceed in the aggregate U.S.$5.0 million at any time outstanding;

            (22) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

            (23) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not in the aggregate exceed U.S.$5.0 million at any one time outstanding;

            (24) Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness that was secured by Permitted Liens and securing similar property; and

            (25) Liens on any intercompany Indebtedness of a Restricted Subsidiary of the Company (which Indebtedness shall be unsecured except by a pledge of any note or other evidence of intercompany Indebtedness of another Restricted Subsidiary of the Company) granted as security for debt securities issued by the Company; PROVIDED that the principal amount and interest rate of such intercompany Indebtedness subject to Liens shall not exceed the principal amount and interest rate, respectively, of the debt securities issued by the Company so secured;

PROVIDED that none of the Liens identified in the foregoing clauses (1) through
(12) and (14) through (25) shall constitute Permitted Liens to the extent any such Liens are on or cover any Mirror Note or Mirror Note Guarantee (other than Liens in respect of or established by the Mirror Note Pledge Agreements).

     In the event that a Lien meets the criteria of more than one of the categories of Permitted Liens described in clauses (1) through (25) above, the Company may classify, or later reclassify, such Lien in whole or in part in any manner that complies with this definition, including by allocation to more than one other type of Permitted Lien.

     "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); PROVIDED that:

             (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

             (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

             (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, a Mirror Note, a Mirror Note Guarantee or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes and is subordinated in right of payment to the Notes or such Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

             (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment.

     "SUBSIDIARY GUARANTEE" means the unconditional guarantee of all of the Company's obligations under the Notes and this Indenture by a Subsidiary of the Company pursuant to a supplemental indenture substantially in the form of EXHIBIT C.

     "SUBSIDIARY GUARANTOR" means each Restricted Subsidiary of the Company that issues a Subsidiary Guarantee following the Issue Date for so long as such Subsidiary Guarantee has not been released in accordance with the provisions of this Indenture.

     "UNRESTRICTED SUBSIDIARY" means (i) 910083 Alberta Ltd. (unless designated as a Restricted Subsidiary following the Issue Date in accordance with the terms of this Indenture) and (ii) any other Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such other Subsidiary:

             (1) at the time of such designation, has no Indebtedness other than (i) Non-Recourse Debt and (ii) Indebtedness that could be guaranteed by the Company in compliance with Section 4.03 (and the amount of such Indebtedness under this clause (ii) shall be deemed to be an Investment by the Company for purposes of Section 4.03);

             (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

             (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

             (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

     Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolutions of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by
Section 4.13. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.05, the Company will be in default of such Section. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.05, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence following such designation; and (3) if required pursuant to Section 4.15, such Unrestricted Subsidiary becomes a Guarantor pursuant to such Section within 10 Business Days of the date on which it is so designated.

     "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

             (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

             (2)   the then outstanding principal amount of such Indebtedness.

     Section 1.04     OTHER DEFINITIONS.

                                                                                  Defined in
     Term                                                                          Section
     ----                                                                        ------------
     "Additional Amounts"..................................................         4.12
     "Affiliate Transaction"...............................................         4.07
     "Asset Sale Offer"....................................................         3.02
     "Change of Control Offer".............................................         4.10
     "Change of Control Payment"...........................................         4.10
     "Change of Control Payment Date"......................................         4.10
     "Covenant Defeasance".................................................         8.05
     "Defeased Covenants"..................................................         8.05
     "Event of Default"....................................................         6.01
     "Excess Proceeds".....................................................         4.06
     "incur"...............................................................         4.05
     "Legal Defeasance"....................................................         8.04
     "Mirror Note Guarantee"...............................................         4.15
     "Offer Amount"........................................................         3.02
     "Offer Period"........................................................         3.02
     "Payment Default".....................................................         6.01
     "Permitted Debt"......................................................         4.05
     "Purchase Date".......................................................         3.02
     "Restricted Payments".................................................         4.03

                                   ARTICLE II

                                    THE NOTES

     Section 2.01     FORM AND DATING.

     (a) GENERAL. Subject to Section 2.01(b), the Notes and the Trustee's certificate of authentication will be substantially in the form of EXHIBIT A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in denominations of U.S.$1,000 and integral multiples thereof.

     The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

     (b) GLOBAL NOTES. Notes issued in global form will be substantially in the form of EXHIBIT A attached hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form will be substantially in the form of EXHIBIT A attached hereto (but without the Global Note

Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.02.

     Section 2.02     TRANSFER AND EXCHANGE.

     (a) TRANSFER AND EXCHANGE OF GLOBAL NOTES. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Company for Definitive Notes if:

             (1) the Company delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary; or

             (2) upon request by any Holder if there has occurred and is continuing an Event of Default with respect to the Notes.

     Upon the occurrence of any of the preceding events in (1) or (2) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.8 and 2.11 of the Base Indenture. A Global Note may not be exchanged for another Note other than as provided in this Section 2.02(a); however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.02(b) or (c).

     (b) TRANSFER AND EXCHANGE OF BENEFICIAL INTERESTS IN THE GLOBAL NOTES. The transfer and exchange of beneficial interests in a Global Note will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of beneficial interests in a Global Note also will require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

             (1) TRANSFER OF BENEFICIAL INTERESTS IN THE SAME GLOBAL NOTE. A beneficial interest in any Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in a Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.02(b)(1).

             (2) ALL OTHER TRANSFERS AND EXCHANGES OF BENEFICIAL INTERESTS IN GLOBAL NOTES. In connection with all transfers and exchanges of a beneficial interest that is not subject to Section 2.02(b)(1) the transferor of such beneficial interest must deliver to the Registrar either:

                   (A)    both:

                          (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

                          (ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

                   (B)    both:

                          (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

                          (ii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in 2.02(b)(1).

     Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to
     Section 2.02(g).

     (c) TRANSFER OR EXCHANGE OF BENEFICIAL INTERESTS FOR DEFINITIVE NOTES. If any holder of a beneficial interest in a Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, subject to Section 2.02(a), upon satisfaction of the conditions set forth in Section 2.02(b)(2), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to
Section 2.02(g), and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.02(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Note(s) to the Persons in whose names such Note(s) are so registered.

     (d)     TRANSFER AND EXCHANGE OF DEFINITIVE NOTES FOR BENEFICIAL INTERESTS.

     (1) A Holder of a Definitive Note may exchange such Note for a beneficial interest in a Global Note or transfer such Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Global Notes.

     (2) If any such exchange or transfer from a Definitive Note to a beneficial interest is effected at a time when a Global Note has not yet been issued, subject to Section 2.02(a), the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.3 of the Base Indenture, the Trustee shall authenticate one or more Global Notes in an aggregate principal amount equal to the principal amount of such Definitive Note so transferred.

     (e)     TRANSFER AND EXCHANGE OF DEFINITIVE NOTES FOR DEFINITIVE NOTES.

     (1) Upon request by a Holder of a Definitive Note and such Holder's compliance with the provisions of this Section 2.02(e), the Registrar will register the transfer or exchange of such Definitive Note. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Note duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing.

     (2) A Holder of a Definitive Note may transfer such Note to a Person who takes delivery thereof in the form of a Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Definitive Note pursuant to the instructions from the Holder thereof.

     (f) GLOBAL NOTE LEGEND. Each Global Note will bear a legend in substantially the following form:

     "THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.02 OF THE SUPPLEMENTAL INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.02(a) OF THE SUPPLEMENTAL INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE BASE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF PARAMOUNT RESOURCES LTD.

     UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED

     EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC") TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF
     DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

     (g) CANCELLATION AND/OR ADJUSTMENT OF GLOBAL NOTES. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note will be returned to or retained and cancelled by the Trustee in accordance with Section 2.12 of the Base Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for a Definitive Note, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

     (h)     GENERAL PROVISIONS RELATING TO TRANSFERS AND EXCHANGES.

     (1) To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and, subject to
Section 2.02(a), Definitive Notes.

     (2) No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 3.6 and 9.5 of the Base Indenture, or Sections 3.02, 4.06 and 4.11).

     (3) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

     (4)     The Company will not be required:

             (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.2 of the Base Indenture and ending at the close of business on the day of selection;

             (B) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

             (C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

     (5) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

     (6) All certifications and certificates required to be submitted to the Registrar pursuant to this Section 2.02 to effect a registration of transfer or exchange may be submitted by facsimile.

                                   ARTICLE III

                            REDEMPTION AND PREPAYMENT

     Section 3.01 OPTIONAL REDEMPTION . (a) At any time prior to July 15, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under this Indenture at a redemption price of 108.875% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; PROVIDED that:

             (1) at least 65% of the aggregate principal amount of Notes issued under this Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes owned by the Company and its Subsidiaries); and

             (2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

     (b) If the Company becomes obligated to pay any Additional Amounts as a result of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, which is publicly announced or becomes effective on or after the Issue Date, the Company may, at its option, redeem the Notes, in whole but not in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

     (c) Except pursuant to this Section 3.01, the Notes will not be redeemable at the Company's option prior to July 15, 2009.

     (d) After July 15, 2009, the Company may redeem all or a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

             YEAR                                                                PERCENTAGE
             ----                                                                ----------
             2009.......................................................           104.438%
             2010.......................................................           102.958%
             2011.......................................................           101.479%
             2012 and thereafter........................................           100.000%

     Section 3.02 OFFER TO PURCHASE BY APPLICATION OF EXCESS PROCEEDS. In the event that, pursuant to Section 4.10, the Company is required to commence an offer to all Holders to purchase Notes (an "ASSET SALE OFFER"), it will follow the procedures specified below and in Section 4.06(c).

     The Asset Sale Offer shall be made to all Holders and all holders of other Indebtedness that is PARI PASSU with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets. The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the "OFFER PERIOD"). No later than three Business Days after the termination of the Offer Period (the "PURCHASE DATE"), the Company will apply all Excess Proceeds (the "OFFER AMOUNT") to the purchase of Notes and such other PARI PASSU Indebtedness (on a pro rata basis, if applicable) or, if less than the Offer Amount has been tendered, all Notes and other Indebtedness tendered in response to the Asset Sale Offer and any excess remaining may be used by the Company or a Restricted Subsidiary for any other purpose not prohibited by this Indenture. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

     If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date.

     Upon the commencement of an Asset Sale Offer, the Company will send, by first class mail, a notice to the Trustee and each of the Holders. The notice will contain all instructions and

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materials necessary to enable such Holders to tender Notes pursuant to the Asset
Sale Offer. The notice, which will govern the terms of the Asset Sale Offer, will state:

             (1)   that the Asset Sale Offer is being made pursuant to this
     Section 3.02 and Section 4.06 and the length of time the Asset Sale Offer will remain open;

             (2)   the Offer Amount, the purchase price and the Purchase Date;

             (3) that any Note not tendered or accepted for payment will continue to accrue interest;

             (4) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Purchase Date;

             (5) that Holders electing to have a Note purchased pursuant to the Asset Sale Offer may elect to have Notes purchased in integral multiples of U.S.$1,000 only;

             (6) that Holders electing to have a Note purchased pursuant to the Asset Sale Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

             (7) that Holders will be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

             (8) that, if the aggregate principal amount of Notes and other PARI PASSU Indebtedness surrendered by Holders exceeds the Offer Amount, the Company will select the Notes and other PARI PASSU Indebtedness to be purchased on a PRO RATA basis based on the principal amount of Notes and such other PARI PASSU Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of U.S.$1,000, or integral multiples thereof, will be purchased); and

             (9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

     On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a PRO RATA basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.02. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company, will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Purchase Date.

     Other than as specifically provided in this Section 3.02, any purchase pursuant to this Section 3.02 shall be made pursuant to the provisions of Sections 3.1 through 3.6 of the Base Indenture.

                                   ARTICLE IV

                                    COVENANTS

     The covenants contained in this Article IV shall be applicable to the Notes. In the event that this Article IV conflicts with any provision of the Base Indenture, the provisions of this Article IV shall govern and be controlling, solely with respect to the Notes.

     Section 4.01 MAINTENANCE OF OFFICE OR AGENCY. The Company will maintain in the Borough of Manhattan, The City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

     The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; PROVIDED that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

     The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.4 of the Base Indenture.

     Section 4.02 REPORTS. Whether or not required by the SEC, so long as any Notes are outstanding, the Company will furnish, or cause the Trustee to furnish, to the Holders of Notes, within the time periods (except as otherwise noted below) specified in the SEC's rules and regulations:

             (1) (a) all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by the Company's certified independent accountants; and

             (b) for the first three quarters of each year, all quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed, in each case including a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

             (2) within 10 Business Days after the occurrence of any event that would give rise to a requirement to file information regarding such event with the SEC on Form 8-K, all information that would otherwise be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

     If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent such Unrestricted Subsidiaries in the aggregate accounted for more than 10% of Consolidated Cash Flow or the consolidated total assets of the Company and its Restricted Subsidiaries for or as of the end of the reporting period, the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries excluding the Unrestricted Subsidiaries.

     In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) of this Section 4.02 with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing).

     Section 4.03 RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

             (1) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment on account of such Equity Interests in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

             (2) purchase, retract, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company), in whole or in part, any Equity Interests of the Company (other than any such Equity Interests owned by the Company or a Restricted Subsidiary);

             (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee, except for (i) a payment of interest at the Stated Maturity thereof or of principal not earlier than one year prior to the Stated Maturity thereof and (ii) any such Indebtedness owed to the Company or a Restricted Subsidiary; or

             (4)   make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "RESTRICTED PAYMENTS"), unless, at the time of and after giving effect to such Restricted Payment:

             (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

             (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least U.S.$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.05(a); and

             (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3) and (8) of Section 4.03(b)), is less than the sum, without duplication, of:

                   (a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing July 1, 2004 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), PLUS

                   (b) 100% of the aggregate net cash proceeds received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock and other than sales of Equity Interests to a Restricted Subsidiary) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company) plus the aggregate net cash proceeds received by the Company at the time of such conversion or exchange, PLUS

                   (c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, PLUS

                   (d) upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Company's proportionate interest in such Subsidiary immediately following such redesignation, and (ii) the aggregate amount of the Company's Investments in such Subsidiary to the extent such Investments were excluded from or otherwise reduced the sum of clauses (a), (b) and (c) immediately above and were not previously repaid or otherwise reduced.

     (b) So long as no Default has occurred and is continuing or would be caused thereby, the provisions of Section 4.03(a) will not prohibit:

             (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Indenture;

             (2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company, any Mirror
     Note Issuer or any Guarantor or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of Section 4.03(a);

             (3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company, any Mirror Note Issuer or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

             (4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company's, or any of its Restricted Subsidiaries', management, directors or employees pursuant to any management equity subscription agreement, stock option agreement or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees; PROVIDED that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed U.S.$2.0 million in any calendar year (with up to an additional U.S.$2.0 million of unused amounts from any year available to be used in the following year);

             (5) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent a portion of the exercise price thereof and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee upon such grant or award;

             (6) the payment of dividends on Disqualified Stock issued after the Issue Date pursuant to the terms thereof as in effect on the date of issuance; PROVIDED that such Disqualified Stock was issued in accordance with Section 4.05;

             (7) the purchase, redemption, acquisition, cancellation or other retirement for nominal value per right of any rights granted to all the holders of common stock of the Company pursuant to any shareholders' rights plan adopted for the purpose of protecting stockholders from unfair takeover tactics;

             (8) payments by the Company or any Restricted Subsidiary in respect of Indebtedness of the Company or any Restricted Subsidiary owed to the Company or another Restricted Subsidiary;

             (9) the repurchase of subordinated Indebtedness of the Company at a purchase price no greater than 101% of the principal amount of such subordinated Indebtedness in the event of a "Change of Control" in accordance with Section 4.10; PROVIDED that, prior to or simultaneously with such repurchase, the Company has made the Change of Control Offer, if required, with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

            (10) the repurchase, redemption or other acquisition or retirement for value of Equity Interests of the Company or any Restricted Subsidiary of the Company held by the estate of any Person who had a "key man" life insurance policy maintained by the Company or any Restricted Subsidiary out of the proceeds received by the Company or such Restricted Subsidiary under such policy; or

            (11) the making of other Restricted Payments in an aggregate amount not to exceed U.S.$20.0 million since the Issue Date.

     The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this
Section 4.03 will be determined by the Board of Directors.

     Section 4.04 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

             (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

             (2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

             (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

     (b) The restrictions in Section 4.04(a) will not apply to encumbrances or restrictions existing under or by reason of:

             (1) agreements governing Existing Indebtedness or Credit Facilities as in effect or which come into effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; PROVIDED that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favorable to Holders of Notes, as determined by the Company's Board of Directors in their reasonable and good faith judgment;

             (2) this Indenture, the Notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees and the Mirror Note Pledge Agreements;

             (3)   applicable law;

             (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; PROVIDED that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

             (5) customary non-assignment provisions in contracts and leases entered into in the ordinary course of business;

             (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in Section 4.04(a)(3);

             (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

             (8) Permitted Refinancing Indebtedness, including any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments and obligations referred to in this Section 4.04; PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favorable to Holders of Notes, as determined by the Company's Board of Directors in their reasonable and good faith judgment;

             (9)   agreements existing on the Issue Date;

            (10) Liens securing Indebtedness otherwise permitted to be incurred under Section 4.08 that limit the right of the debtor to dispose of the assets subject to such Liens;

            (11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

            (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

     Section 4.05 INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (in any such case, "INCUR") any Indebtedness (including Acquired
Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Mirror Note Issuers and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; PROVIDED FURTHER that a Restricted Subsidiary may issue preferred stock to the Company or to a Wholly Owned Restricted Subsidiary of the Company, or in a transaction or series of related transactions consisting of a sale of such Restricted Subsidiary; PROVIDED that immediately after giving effect to such sale, neither the Company nor any of its Subsidiaries owns any Equity Interests of such Restricted Subsidiary and such sale complies with
Section 4.06.

     (b) Section 4.05(a) will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "PERMITTED DEBT"):

             (1) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness, letters of guarantee, tender cheques and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of guarantee, tender cheques and letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of

                   (i) Cdn.$256.0 million, less the aggregate amount of all Net Cash Proceeds of Asset Sales that have been applied by the Company or any of its Restricted Subsidiaries since the Issue Date to permanently repay any term Indebtedness under a Credit Facility pursuant to Section 4.06 and less the aggregate amount of all commitment reductions with respect to any revolving credit borrowings under a Credit Facility that have been made by the Company or any of its Restricted Subsidiaries since the Issue Date as a result of the application of Net Cash Proceeds of Asset Sales pursuant to Section 4.06; and

                   (ii) Cdn.$30.0 million plus 20% of Adjusted Consolidated Net Tangible Assets as of the date on which such additional Indebtedness is incurred, and after giving effect to the incurrence of such Indebtedness (and including any assets acquired with such Indebtedness);

             (2)   Existing Indebtedness;

             (3) the incurrence by the Company, the Mirror Note Issuers and the Guarantors of Indebtedness represented by the Notes to be issued on the Issue Date, the Mirror Notes, the Mirror Note Guarantees and the Subsidiary Guarantees;

             (4) the incurrence by the Company, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction, development or improvement of property, plant or equipment, including Facilities, used in the business of the Company, such Mirror Note Issuer or such Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed U.S.$10.0 million at any time outstanding;

             (5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.05(a) or clauses (2), (3) (with respect to the Notes only) or (5) of this Section 4.05(b);

             (6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness or the issuance of preferred stock between or among the Company and any of its Restricted Subsidiaries; PROVIDED that

                   (a) if the Company, any Mirror Note Issuer or any Guarantor is the obligor on such Indebtedness or preferred stock, such Indebtedness or preferred stock must be unsecured; and

                   (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness or preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness or the issuance of preferred stock by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

             (7) the incurrence by the Company, any Mirror Note Issuer or any Guarantor of Hedging Obligations; PROVIDED that such Hedging Obligations were incurred in the ordinary course of business and not for speculative purposes;

             (8) the guarantee by the Company, any Mirror Note Issuer or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this
     Section 4.05 or required to be incurred by this Indenture;

             (9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.05; PROVIDED, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

            (10) the incurrence by the Company, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations under Oil and Gas Hedging Contracts; PROVIDED that such Oil and Gas Hedging Contracts were entered into in the ordinary course of business and not for speculative purposes;

            (11) production imbalances arising in the ordinary course of business;

            (12) Indebtedness and Obligations in connection with one or more standby letters of credit, Guarantees, performance or surety bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, Guarantee or performance or surety bond itself);

            (13) the incurrence by the Company, any Mirror Note Issuer or any Guarantor of Non-Recourse Purchase Money Debt in an amount not to exceed U.S.$20.0 million outstanding at any one time;

            (14) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed U.S.$25.0 million;

            (15) Indebtedness of the Company, any Restricted Subsidiary, any Mirror Note Issuer or any Guarantor arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

            (16) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

            (17) Indebtedness of the Company or any Restricted Subsidiary (including letters of credit), for the account of the Company or any such Restricted Subsidiary incurred in order to provide security for environmental reclamation obligations to governmental agencies, workers' compensation claims, payment obligations in connection with self-insurance or similar statutory and other requirements in the ordinary course of business; and

            (18) customary indemnification, adjustment of purchase price or similar obligations, including title insurance, of the Company or any Restricted Subsidiary, in each case, incurred in connection with the acquisition or disposition of any assets of the Company or any such Restricted Subsidiary (other than Guarantees incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition).

     For purposes of determining compliance with this Section 4.05, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to Section 4.05(a), the Company will be permitted to classify, or later reclassify, such item of Indebtedness in whole or in part in any manner that complies with this Section 4.05, including by allocation to more than one other type of Indebtedness. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under this Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of this Section 4.05(b).

     The maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this Section 4.05 will not be deemed to be exceeded solely as the result of fluctuations in the exchange rates of currencies. In determining the amount of Indebtedness outstanding under one of the clauses above, the outstanding principal amount of any particular Indebtedness of any Person shall be counted only once and any obligation of such Person or any other Person arising under any Guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded so long as it is permitted to be incurred by the Person or Persons incurring such obligation.

     (c) None of the Company, any Mirror Note Issuer or any Guarantor shall incur any additional Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of such Person unless such additional Indebtedness is also contractually subordinated in right of payment to the Notes, the applicable Mirror Note or the applicable Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on substantially identical terms; PROVIDED, HOWEVER, that no Indebtedness of the Company will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

     Section 4.06 ASSET SALES. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

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             (1)   the Company (or the Restricted Subsidiary, as the case may
     be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets, properties or Equity Interests issued or sold or otherwise disposed of;

             (2) the Fair Market Value is set forth in an Officers' Certificate delivered to the Trustee; and

             (3) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents, Liquid Securities or Permitted Assets. For purposes of this provision, each of the following will be deemed to be cash:

                   (i) any liabilities, as shown on the Company's or such Restricted Subsidiary's most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

                   (ii) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

     (b) Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary may apply those Net Cash Proceeds for any combination of the following purposes:

             (1) to repay or prepay Indebtedness of the Company or a Restricted Subsidiary that is not subordinated to the Notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee;

             (2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Oil and Gas Business;

             (3)   to make a capital expenditure; or

             (4) to acquire other long-term assets or properties that are used or useful in the Oil and Gas Business.

Pending the final application of any Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by this Indenture.

     (c) Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in Section 4.06(b) will constitute "EXCESS PROCEEDS". When the aggregate amount of

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Excess Proceeds exceeds U.S.$10.0 million, the Company will make an offer (an
"ASSET SALE OFFER") to all Holders and all holders of other Indebtedness that is PARI PASSU with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other PARI PASSU Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other PARI PASSU Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other PARI PASSU Indebtedness to be purchased on a PRO RATA basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

     (d) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each purchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of this Indenture by virtue of such conflict.

     Section 4.07 TRANSACTIONS WITH AFFILIATES. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "AFFILIATE TRANSACTION"), unless:

             (1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have reasonably been expected to have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary with an unrelated Person; and

             (2)   the Company delivers to the Trustee:

                   (i) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$5.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this Section 4.07 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

                   (ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$15.0 million, an opinion as to the fairness to the Company or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by

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             an accounting, appraisal or investment banking firm of national standing in Canada or the United States selected by the Company.

     (b) The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.07(a):

             (1) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary or approved by a majority of the disinterested members of the Board of Directors of the Company (or a committee comprised solely of disinterested directors);

             (2) transactions between or among the Company and/or its Restricted Subsidiaries;

             (3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in, or controls, such Person;

             (4) payment of reasonable and customary compensation or fees to, or the execution of customary expense reimbursement, indemnification or similar arrangements with, the Company or any of its Restricted Subsidiaries or any of their respective directors and officers in the ordinary course of business;

             (5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company; and

             (6) Restricted Payments and Permitted Investments that are permitted by Section 4.03.

     Section 4.08 LIENS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) securing Indebtedness or trade payables upon or with respect to any of their property or assets, now owned or hereafter acquired, unless all payments due under this Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

     Section 4.09 CORPORATE EXISTENCE. Subject to Article V hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

             (1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Subsidiary; and

             (2) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries;

PROVIDED that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

     Section 4.10 OFFER TO REPURCHASE UPON CHANGE OF CONTROL. (a) Upon the occurrence of a Change of Control, the Company will make an offer (a "CHANGE OF CONTROL OFFER") to each Holder to repurchase all or any part (equal to U.S.$1,000 or an integral multiple of U.S.$1,000) of each Holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the "CHANGE OF CONTROL PAYMENT"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in the notice (the "CHANGE OF CONTROL PAYMENT DATE"), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by this Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such conflict.

     (b) On the Change of Control Payment Date, the Company or its designated agent will, to the extent lawful:

             (1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

             (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes tendered; and

             (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

     The Paying Agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each new Note will be in a principal amount of U.S.$1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     (c) Notwithstanding anything to the contrary in this Section 4.10, the Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this
Section 4.10 and purchases all Notes validly tendered and not withdrawn under the Change of Control Offer.

     Section 4.11 PAYMENTS FOR CONSENT. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, the Notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     Section 4.12 PAYMENT OF ADDITIONAL AMOUNTS. (a) All payments made by the Company or on behalf of the Company with respect to the Notes will be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If the Company is obligated to withhold or deduct any amount on account of Taxes imposed by any Canadian Taxing Authority from any payment made with respect to the Notes, the Company will:

             (1)   make such withholding or deduction;

             (2) remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

             (3) pay such additional amounts ("ADDITIONAL AMOUNTS") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted;

             (4) furnish to the Trustee for the benefit of the Holders, within 30 days after the date the payment of any Taxes is due, an official receipt of the relevant government authorities for all amounts deducted or withheld, or if such receipts are not obtainable, other evidence of payment by the Company of those Taxes;

             (5) indemnify and hold harmless each Holder, other than as described below, for the amount of:

                   (i) any Taxes (including interest and penalties) paid by such Holder as a result of payments made on or with respect thereto, and

                   (ii) any Taxes imposed with respect to any reimbursement under the preceding clause (i) or this clause (ii), but excluding any such Taxes on such Holder's net income; and

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             (6)   at least 15 days prior to each date on which any Additional
     Amounts are payable, deliver to the Trustee an Officers' Certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the Trustee may request to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

     (b) Notwithstanding the foregoing, the Company will not pay Additional Amounts to a Holder in respect of a beneficial owner of a Note:

             (1) imposed or withheld by reason of the failure of the Holder or beneficial owner to complete, execute and deliver to the Company any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Company in order to enable the Company to make payments on the Notes without deduction or withholding for Taxes, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Company;

             (2) in any case where such beneficial owner is not a resident (within the meaning of the Canada-United States Income Tax Convention) of the United States of America, in excess of the amount which the Company would have been obligated to pay hereunder if such beneficial owner were resident in the United States of America for the purposes of such treaty;

             (3) where the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment with such beneficial owner, or

             (4) where such beneficial owner is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of Notes or the receipt of payments thereunder.

     (c)     If, following any payment made by the Company to any Holder under
Section 4.12(a)(3) or any indemnity payment made by the Company to any Holder under Section 4.12(a)(5), such Holder shall receive or be granted a refund, credit, allowance or remission in respect of the Taxes resulting in the payment thereof and such Holder is able to readily identify such refund, credit, allowance or remission as being attributable to such Taxes, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such Holder to obtain any other relief or allowance which may be available to it, reimburse the Company with such amount as such Holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such Holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of Taxes which resulted in the payment under Section 4.12(a)(3) or Section 4.12(a)(5). Such Holder may charge to the Company (and may deduct from amounts reimbursable to the Company hereunder) a fee reasonably determined by such Holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Company. Notwithstanding the foregoing, no Holder

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shall be obligated to disclose to the Company, or any of its agents, any computation made by such Holder in connection with this paragraph or any information regarding such Holder's tax status or affairs.

     Any reference in this Indenture to the payment of principal, premium, if any, interest, Change of Control or Asset Sale purchase price, redemption price or any other amount payable under or with respect to any Note, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. The Company's obligation to make payments of Additional Amounts will survive any termination of this Indenture or the defeasance of any rights thereunder.

     Section 4.13 DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES. The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.03(a) or Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

     Section 4.14 BUSINESS ACTIVITIES. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

     Section 4.15 ISSUANCE OF SUBSIDIARY GUARANTEES AND MIRROR NOTE GUARANTEES. (a) If the Company forms or acquires any Restricted Subsidiary that is not a Guarantor or a Mirror Note Issuer and that incurs any Indebtedness (other than Indebtedness owing to the Company, a Mirror Note Issuer or a Guarantor), or if any Restricted Subsidiary that is not a Guarantor or a Mirror
Note Issuer guarantees any Indebtedness of the Company, a Guarantor or a Mirror
Note Issuer (other than a Guarantee of Indebtedness owing to the Company, a Guarantor or a Mirror Note Issuer), in each case, in excess of U.S.$2.0 million then the Company shall:

             (1) cause such Restricted Subsidiary to (i) execute and deliver to the Trustee a supplemental indenture substantially in the form of EXHIBIT C pursuant to which such Restricted Subsidiary shall issue a Subsidiary Guarantee or (ii) unconditionally guarantee to the Person to whom the Mirror Notes are issued (each, a "MIRROR NOTE GUARANTEE") all of the Mirror Note Issuers' obligations under the Mirror Notes pursuant to documentation substantially in the form delivered by the Mirror Note Guarantors on the Issue Date; and

             (2) deliver to the Trustee an Opinion of Counsel (which may contain customary exceptions) that such supplemental indenture or Mirror Note Guarantee, as the case may be, has been duly authorized, executed and delivered by such Restricted

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     Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary;

PROVIDED that the foregoing shall not apply to any Restricted Subsidiary acquired or formed by the Company for so long as it is not a Wholly Owned Restricted Subsidiary.

     (b) Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture. The Company may cause any other Restricted Subsidiary of the Company to issue a Subsidiary Guarantee or Mirror Note Guarantee and become a Guarantor. At any time the Indebtedness or Guarantee of Indebtedness referred to in Section 4.15(a) is repaid or released without further obligation by such Restricted Subsidiary, such Restricted Subsidiary need no longer be required to be a Guarantor for purposes of this covenant, and the Trustee shall promptly execute such documents and instruments, as the Company or such Restricted Subsidiary may request to evidence the termination of the applicable Subsidiary Guarantee or Mirror Note Guarantee.

                                    ARTICLE V

                                   SUCCESSORS

     Section 5.01 AMALGAMATION, MERGER, CONSOLIDATION OR SALE OF ASSETS. (a) The Company may not, directly or indirectly: (1) amalgamate, consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

             (1) either (a) the Company is the surviving corporation, or (b) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province thereof or the United States, any state thereof or the District of Columbia;

             (2) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made expressly assumes all the obligations of the Company under the Notes, this Indenture and the Mirror Note Pledge Agreements pursuant to agreements reasonably satisfactory to the Trustee;

             (3) immediately after such transaction no Default or Event of Default exists;

             (4) the Company or the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

                   (i) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

                   (ii) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least U.S.$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.05(a);

             (5) the transactions will not result in the Company or the surviving corporation being required to make any deduction or withholding on account of taxes as described in Section 4.12 that the Company would not have been required to make had such transactions or series of transactions not occurred; and

             (6) in case the Company shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances or transfers to one or more Wholly-Owned Restricted Subsidiaries, convey or transfer its properties and assets substantially as an entirety to any Person, the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this Article V and that all conditions precedent herein provided for relating to such transaction have been complied with.

     (b) In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This Section 5.01 will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company, any Mirror Note Issuer and any Guarantor.

     (c) Subject to the following paragraph, a Mirror Note Issuer or a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate or merge with or into (whether or not such Mirror Note Issuer or Guarantor is the surviving Person), another Person, other than the Company, a Mirror Note Issuer or a Guarantor, unless:

             (1) immediately after giving effect to that transaction, no Default or Event of Default exists;

             (2)   either:

                    (i) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such amalgamation, consolidation or merger, assumes all the obligations of that Mirror Note Issuer or Guarantor, as the case may be, under this Indenture, its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, and the Mirror Note Pledge Agreements, if applicable, pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or

                   (ii) the Net Cash Proceeds of such sale or other disposition are applied in accordance with Section 4.06; and

             (3) in case any Mirror Note Issuer or Guarantor shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances, transfers or leases to one or more Wholly-Owned Restricted Subsidiaries, convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this Article V and that all conditions precedent herein provided for relating to such transaction have been complied with.

     (d) The Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, of a Guarantor or a Mirror Note Issuer, as the case may be, will be released

             (1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary (including by way of amalgamation, merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale or other disposition complies with Section 4.06; or

             (2) in connection with any sale of all of the Capital Stock of a Subsidiary to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale complies with
     Section 4.06; or

             (3) if the Company designates any Restricted Subsidiary that is a Guarantor or a Mirror Note Issuer as an Unrestricted Subsidiary in accordance with Section 4.13.

     Section 5.02 SUCCESSOR CORPORATION SUBSTITUTED. Upon any amalgamation, consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in a transaction that is subject to, and that complies with the provisions of Section 5.01, the successor corporation formed by such consolidation or into or with which the Company is amalgamated or merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such amalgamation, consolidation, merger, sale, assignment, transfer, conveyance or other disposition, the provisions of this Indenture referring to the "Company" shall refer instead to the successor corporation and not to the Company), and such successor corporation may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; PROVIDED that the predecessor Company shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all of the Company's assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01.

                                   ARTICLE VI

                              DEFAULTS AND REMEDIES

     Section 6.01 EVENTS OF DEFAULT. Each of the following is an "EVENT OF DEFAULT":

             (1) default for 30 days in the payment when due of interest on the Notes;

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             (2)   default in payment when due of the principal of or premium, if any, on the Notes;

             (3) failure by the Company or any of its Restricted Subsidiaries to comply with Section 4.06, 4.10 or 5.01;

             (4) failure by the Company or any of its Restricted Subsidiaries to comply with any of the other agreements in this Indenture for 60 days after written notice has been given to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% of the outstanding principal amount of the Notes;

             (5) default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the Issue Date, if that default:

                    (i) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a "PAYMENT DEFAULT"); or

                   (ii) results in the acceleration of such Indebtedness prior to its express maturity,

     and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates U.S.$10.0 million or more; PROVIDED that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

             (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of U.S.$10.0 million in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 60 days after the date of entry of such judgment or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

             (7) except as permitted by this Indenture, any Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect and such failure shall not be cured within 10 days (it being understood that if any Mirror Note or Mirror Note Guarantee becomes invalid or unenforceable, such invalidity may be

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     cured by causing each obligor under such Mirror Note or Mirror Note
     Guarantee to directly guarantee the Notes pursuant to a Subsidiary Guarantee) or any Significant Subsidiary or any Person acting on behalf of any such Significant Subsidiary, shall deny or disaffirm its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee (other than by reason of release of such Significant Subsidiary from its Subsidiary Guarantee or Mirror Note Guarantee in accordance with this Indenture);

             (8) except as contemplated by their terms, the Mirror Note Pledge Agreements cease to be in full force and effect or cease to give the Trustee, in any material respect, the Liens, rights, powers and privileges purported to be created thereby; and

             (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                   (A) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

                   (B) appoints a custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

                   (C) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

     and the order or decree remains unstayed and in effect for 60 consecutive days.

     Section 6.02 ACCELERATION. In the case of an Event of Default specified in clause (9) of Section 6.01, with respect to the Company, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice to the Company and (if given by the Holders) to the Trustee in accordance with this Indenture.

     Upon any such declaration, the Notes shall become due and payable immediately. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium, if any, that has become due solely because of the acceleration) have been cured or waived.

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     Section 6.03     WAIVER OF PAST DEFAULTS. Holders of a majority in
aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, and interest on the Notes (including in connection with an Asset Sale Offer or Change of Control Offer); PROVIDED that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

     Section 6.04 COLLECTION SUIT BY TRUSTEE. If an Event of Default specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

                                   ARTICLE VII

                                   [Reserved]

                                  ARTICLE VIII

                    LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     Section 8.01 SATISFACTION AND DISCHARGE. The Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

             (1)   either:

                   (a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

                   (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of maturity or redemption;

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             (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound;

             (3) the Company or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under this Indenture;

             (4) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be; and

             (5) the Company has delivered an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

     Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the provisions of Section 8.02 and Section 8.08 will survive. In addition, nothing in this Section 8.01 will be deemed to discharge those provisions of Section 7.7 of the Base Indenture, that, by their terms, survive the satisfaction and discharge of this Indenture.

     Section 8.02     APPLICATION OF TRUST MONEY. Subject to the provisions of
Section 8.08, all money deposited with the Trustee pursuant to Section 8.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

     If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 8.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's and any Subsidiary Guarantor's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to
Section 8.01; PROVIDED that if the Company has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

     Section 8.03 OPTION TO EFFECT LEGAL DEFEASANCE OR COVENANT DEFEASANCE. The Company may, at its option and at any time, elect to have either Section
8.04 or 8.05 applied to all outstanding Notes upon compliance with the conditions set forth below in this Article VIII.

     Section 8.04 LEGAL DEFEASANCE AND DISCHARGE. Upon the Company's exercise under Section 8.03 of the option applicable to this Section 8.04, the Company will, subject to the

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satisfaction of the conditions set forth in Section 8.06, have all of its obligations discharged with respect to the outstanding Notes, all of the Mirror
Note Issuers' obligations discharged with respect to the Mirror Notes and all obligations of each Guarantor discharged with respect to its Mirror Note Guarantee or Subsidiary Guarantee, as the case may be ("LEGAL DEFEASANCE"). For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Mirror Note Issuers' obligations with respect to the Mirror Notes and all obligations of each Guarantor with respect to its Mirror Note Guarantee or Subsidiary Guarantee, as the case may be), which will thereafter be deemed to be "outstanding" only for the purposes of Section 8.07 and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all their other obligations under such Notes, Mirror Notes, Mirror Note Guarantee and Subsidiary Guarantee and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

             (1) the rights of Holders to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust referred to in Section 8.06;

             (2) the Company's obligations with respect to such Notes under Sections 2.4, 2.5, 2.8 and 2.11 of the Base Indenture and Section 4.01;

             (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's and the Subsidiary Guarantors' obligations in connection therewith; and

             (4)   this Article VIII.

     Subject to compliance with this Article VIII, the Company may exercise its option under this Section 8.04 notwithstanding the prior exercise of its option under Section 8.05.

     Section 8.05     COVENANT DEFEASANCE. Upon the Company's exercise under
Section 8.03 of the option applicable to this Section 8.05, the Company and each of the Subsidiary Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.06 hereof, be released from each of their obligations under the covenants contained in Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.10, 4.11, 4.13, 4.14 and 4.15, Section 5.01(a)(4) and Section
5.01(c)(2)(ii) (collectively, the "DEFEASED COVENANTS") with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.06 hereof are satisfied (hereinafter, "COVENANT DEFEASANCE"), and the Notes will thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such Defeased Covenants, but will continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Subsidiary Guarantees, the Company and the Subsidiary Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such Defeased

                                      -56-
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Covenant or by reason of any reference in any such Defeased Covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Subsidiary Guarantees will be unaffected thereby. In addition, upon the Company's exercise of the option applicable to this Section 8.05, subject to the satisfaction of the conditions set forth in Section 8.06 hereof, Section 6.01(3) (with respect to any Event of Default resulting from a violation of the covenants set forth in Sections 4.06, 4.10, 5.01(a)(4) or 5.01(c)(2)(ii) only),
Section 6.01(4) (with respect to the Defeased Covenants only) and Sections 6.01(5) through 6.01(8) hereof will not constitute Events of Default.

     Section 8.06 CONDITIONS TO LEGAL OR COVENANT DEFEASANCE. In order to exercise either Legal Defeasance under Section 8.04 or Covenant Defeasance under
Section 8.05:

             (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in United States dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada or the United States selected by the Company, to pay the principal of, or interest and premium, if any, on the outstanding Notes to the Stated Maturity or the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

             (2) in the case of an election under Section 8.04, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

                   (A) the Company has received from, or there has been published by, the Internal Revenue Service and each applicable Canadian Taxing Authority a ruling; or

                   (B) since the Issue Date, there has been a change in the applicable Canadian and United States federal income tax law,

     in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to Canadian and United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

             (3) in the case of an election under Section 8.05, the Company has delivered to the Trustee (a) an Opinion of Counsel confirming that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (b) an Opinion of Counsel of counsel that is qualified to practice in Canada or a ruling from the Canada

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     Customs and Revenue Agency to the effect that beneficial owners of the outstanding Notes who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance and will only be subject to Canadian federal, provincial or territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred;

             (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

             (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

             (6) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

             (7) the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for under this Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

     Section 8.07 DEPOSITED MONEY AND GOVERNMENT SECURITIES TO BE HELD IN TRUST; OTHER MISCELLANEOUS PROVISIONS. Subject to Section 8.08, all money and Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.07, the "TRUSTEE") pursuant to Section 8.06 in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

     The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.06 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

     Notwithstanding anything in this Article VIII to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or Government Securities held by it as provided in Section
8.06 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.06(1)), are

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in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

     Section 8.08 REPAYMENT TO COMPANY. Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years (or such shorter period of time for return of such monies to the Company under applicable abandoned property laws) after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; PROVIDED that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in THE NEW YORK TIMES and THE WALL STREET JOURNAL (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

     Section 8.09 REINSTATEMENT. If the Trustee or Paying Agent is unable to apply any United States dollars or Government Securities in accordance with
Section 8.06, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations of the Company, the Mirror Note Issuers and the Guarantors under this Indenture, the Notes, the Mirror Notes, the Mirror Note Guarantees and the Subsidiary Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.06 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with
Section 8.06, as the case may be; PROVIDED that, if the Company makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

                                   ARTICLE IX

                        AMENDMENT, SUPPLEMENT AND WAIVER

     Section 9.01     WITHOUT CONSENT OF HOLDERS OF NOTES. Notwithstanding
Section 9.02 of this Indenture, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement this Indenture, the Subsidiary Guarantees, the Mirror Notes, the Mirror Note Pledge Agreements, the Mirror Note Guarantees or the Notes without the consent of any Holder of a Note:

             (1)   to cure any ambiguity, defect or inconsistency;

             (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

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             (3)   to provide for the assumption of the Company's, a Mirror Note
     Issuer's or a Guarantor's obligations pursuant to this Indenture, a Subsidiary Guarantee, a Mirror Note or a Mirror Note Guarantee as the case may be, by a successor to the Company, such Mirror Note Issuer or such Guarantor pursuant to Article V hereof or to comply with Section 4.15;

             (4) to release any Guarantor from its obligations under its Subsidiary Guarantee or Mirror Note Guarantee (to the extent permitted by this Indenture);

             (5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights hereunder of any such Holder; or

             (6) to comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the TIA.

     Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section
9.6 of the Base Indenture, the Trustee will join with the Company and the Subsidiary Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

     Section 9.02 WITH CONSENT OF HOLDERS. (a) Except as provided below in this Section 9.02, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement this Indenture (including, without limitation, Sections 3.02, 4.06 and 4.10), the Subsidiary Guarantees, the Mirror Notes, the Mirror Note Guarantees, the Mirror Note Pledge Agreements and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Sections 6.03 of this Supplemental Indenture and 6.8 of the Base Indenture, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, and interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Subsidiary Guarantees, the Mirror Notes, the Mirror Note Guarantees, the Mirror Note Pledge Agreements or the Notes may be waived with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes). Section 2.9 of the Base Indenture shall determine which Notes are considered to be "outstanding" for purposes of this Section 9.02.

     However, without the consent of each Holder affected, an amendment or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

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             (1)   reduce the principal amount of Notes whose Holders must
     consent to an amendment, supplement or waiver;

             (2) reduce the principal of or change the time for payment of any Note or alter the provisions with respect to the redemption of the Notes except as provided with respect to Sections 3.02, 4.06 and 4.10;

             (3) reduce the rate of or change the time for payment of interest on any Note;

             (4) waive a Default or Event of Default in the payment of principal of or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

             (5) make any Note payable in a currency other than that stated in the Notes;

             (6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or interest or premium, if any, on the Notes;

             (7)   waive a redemption payment with respect to any Note;

             (8) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or to make or consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated;

             (9) modify or change any provision of this Indenture or the related definitions affecting the ranking of the Notes, any Subsidiary Guarantee, any Mirror Note or any Mirror Note Guarantee in any manner adverse to the Holders;

            (10) modify the provisions of Section 4.11 in any manner adverse to a Holder;

            (11) release any Mirror Note Issuer or Guarantor that is a Significant Subsidiary from any of its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, or this Indenture otherwise than in accordance with the terms of this Indenture;

            (12) modify or change any provision of the Mirror Note Pledge Agreements affecting the priority of the claims of the Trustee and the Holders of the Notes in and to the Mirror Notes in any manner adverse to the Holders;

            (13) directly or indirectly release any Lien on the Mirror Notes except in compliance with the terms of this Indenture and the Mirror Note Pledge Agreements; or

            (14) make any change in the preceding amendment and waiver provisions.

     Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.6 of the Base Indenture, the Trustee will join with the Company and the Subsidiary Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture.

     It is not necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment or waiver, but it is sufficient if such consent approves the substance thereof.

     (b) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

                                    ARTICLE X

                              SUBSIDIARY GUARANTEES

     Section 10.01 SUBSIDIARY GUARANTEE. (a) Each Subsidiary that becomes a Subsidiary Guarantor pursuant to Section 4.15, if any, and subject to this
Article X, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

             (1) the principal of, and premium, if any, and interest, on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

             (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

     Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Subsidiary Guarantors will be jointly and severally obligated to pay the same immediately. Each Subsidiary Guarantor agrees that this is a Guarantee of payment and performance and not a Guarantee of collection.

     (b) The Subsidiary Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Subsidiary Guarantor. Each Subsidiary Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Subsidiary Guarantee will not be discharged except by complete performance of the Obligations contained in the Notes and this Indenture except in accordance with this Indenture.

     (c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Subsidiary Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Subsidiary Guarantors, any amount paid either to the Trustee or such Holder, this Subsidiary Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

     (d) Each Subsidiary Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations guaranteed hereby until payment in full of all Obligations guaranteed hereby. Each Subsidiary Guarantor further agrees that, as between the Subsidiary Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article VI hereof for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such Obligations as provided in
Article VI hereof, such Obligations (whether or not due and payable) will forthwith become due and payable by the Subsidiary Guarantors for the purpose of this Subsidiary Guarantee. Each Subsidiary Guarantor will have the right to seek contribution from any non-paying Subsidiary Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Subsidiary Guarantee.

     Section 10.02 LIMITATION ON SUBSIDIARY GUARANTOR LIABILITY. Each Subsidiary Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Subsidiary Guarantee of such Subsidiary Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, state or provincial law to the extent applicable to any Subsidiary Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Subsidiary Guarantors hereby irrevocably agree that the obligations of such Subsidiary Guarantor will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Subsidiary Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under this Article X, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance.

     Section 10.03 EXECUTION AND DELIVERY OF SUBSIDIARY GUARANTEE. To evidence its Subsidiary Guarantee set forth in Section 10.01, each Subsidiary Guarantor hereby agrees that a notation of such Subsidiary Guarantee substantially in the form attached as EXHIBIT B hereto may be endorsed by an Officer of such Subsidiary Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Subsidiary Guarantor by one of its Officers.

     Each Subsidiary Guarantor hereby agrees that its Subsidiary Guarantee set forth in Section 10.01 will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee.

     If an Officer whose signature is on this Indenture or on the Subsidiary Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Subsidiary Guarantee is endorsed, the Subsidiary Guarantee will be valid nevertheless.

     The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Subsidiary Guarantors.

     In the event that the Company creates or acquires any Subsidiary after the Issue Date, if required by Section 4.15, the Company will cause such Subsidiary to comply with the provisions of Section 4.15 and this Article X, to the extent applicable.

                                   ARTICLE XI

                                  MISCELLANEOUS

     Section 11.01 RATIFICATION OF INDENTURE. The Base Indenture, as supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

     Section 11.02 NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. No director, officer, employee, incorporator or stockholder of the Company, any Mirror Note Issuer or any Guarantor, as such, will have any liability for any obligations of the Company, any Mirror Note Issuer or any Guarantor under the Notes, this Indenture, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

     Section 11.03 COUNTERPARTS. This Supplemental Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     Section 11.04 GOVERNING LAWS. THIS SUPPLEMENTAL INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS.

     Section 11.05 SUCCESSORS. All agreements of the Company in this Supplemental Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

     Section 11.06 SEVERABILITY. In case any provision in this Supplemental Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                         [Signatures on following page]

                                   SIGNATURES

Dated as of June 29, 2004


                                          PARAMOUNT RESOURCES LTD.


                                          By:  /s/ James H.T. Riddell
                                               -------------------------------
                                               Name:  James H.T. Riddell
                                               Title: President


                                          By:  /s/ Bernard K. Lee
                                               -------------------------------
                                               Name:  Bernard K. Lee
                                               Title: Chief Financial Officer


                                          THE BANK OF NOVA SCOTIA TRUST
                                            COMPANY OF NEW YORK, as Trustee


                                          By:  /s/ John F. Neylan
                                               -------------------------------
                                               Name:  John F. Neylan
                                               Title: Trust Officer

                                                                       EXHIBIT A

                                 [Face of Note]

                                                               CUSIP 699320 AB 3

                          8 7/8% Senior Notes due 2014

No. 1                                                           U.S.$125,000,000

                            PARAMOUNT RESOURCES LTD.


promises to pay to
or registered assigns,
the principal sum of
Dollars on July 15, 2014.

Interest Payment Dates:  January 15 and July 15

Record Dates:  January 1 and July 1

Dated:  June 29, 2004

                                          PARAMOUNT RESOURCES LTD.


                                          By:
                                               -------------------------------
                                               Name:
                                               Title:


                                          By:
                                               -------------------------------
                                               Name:
                                               Title:


                                                           (SEAL)

This is one of the Notes referred to
in the within-mentioned Indenture:

THE BANK OF NOVA SCOTIA TRUST
  COMPANY OF NEW YORK, as Trustee

By:
     -------------------------------
          Authorized Signatory

                                 [Back of Note]
                          8 7/8% Senior Notes due 2014

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.02 OF THE SUPPLEMENTAL INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.02(a) OF THE SUPPLEMENTAL INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE BASE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF PARAMOUNT RESOURCES LTD.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

     Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

     (1) INTEREST. Paramount Resources Ltd., an Alberta, Canada corporation (the "COMPANY"), promises to pay interest on the principal amount of this Note at 8 7/8% per annum from the date of issuance until maturity. The Company will pay interest semi-annually in arrears on January 15 and July 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an "INTEREST PAYMENT DATE"). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; PROVIDED that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; PROVIDED, FURTHER, that the first Interest Payment Date shall be January 15, 2005. The Company will pay interest (including post-petition interest in any proceeding under any

Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the rate then in effect; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest is calculated under a Note for any period in any calendar year (the "CALCULATION PERIOD") is equivalent to the rate payable under a Note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

     (2) METHOD OF PAYMENT. The Company will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the January 1 or July 1 next preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.13 of the Base Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Company maintained for such purpose within or without the City and State of New York, or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders; PROVIDED that payment by wire transfer of immediately available funds will be required with respect to principal of and interest and premium, if any, on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Company or the Paying Agent at least 10 days prior to the applicable payment date. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     (3) PAYING AGENT AND REGISTRAR. Initially, The Bank of Nova Scotia Trust Company of New York, the Trustee under the Indenture, will act as Registrar and Paying Agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

     (4) INDENTURE. The Company issued the Notes under an Indenture dated as of June 29, 2004 (the "BASE INDENTURE") as supplemented by a supplemental indenture dated as of June 29, 2004 (the "SUPPLEMENTAL INDENTURE" and together with the Base Indenture as supplemented by the Supplemental Indenture, the "INDENTURE") between the Company and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code Sections 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are unsecured obligations of the Company. The Company is issuing U.S.$125 million in aggregate principal amount on the Issue Date and may issue Additional Notes in accordance with the terms of the Indenture.

     (5) OPTIONAL REDEMPTION. Except as set forth in the second paragraph of this Paragraph 5, the Company will not have the option to redeem the Notes prior to July 15, 2009.

Thereafter, the Company will have the option to redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

             YEAR                                                 PERCENTAGE
             ----                                                 ----------
             2009............................................       104.438%
             2010............................................       102.958%
             2011............................................       101.479%
             2012 and thereafter.............................       100.000%

Notwithstanding the provisions of the first paragraph of this Paragraph 5, at any time prior to July 15, 2007 the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 108.875% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; PROVIDED that at least 65% in aggregate principal amount of the Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes owned by the Company and its Subsidiaries), and that such redemption occurs within 90 days of the date of the closing of such equity offering.

     (6) MANDATORY REDEMPTION. The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

     (7) OFFER TO REPURCHASE. (i) Upon the occurrence of a Change of Control, the Company will make an offer (a "CHANGE OF CONTROL OFFER") to each Holder to repurchase all or any part (equal to U.S.$1,000 or an integral multiple of U.S.$1,000) of each Holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase (the "CHANGE OF CONTROL PAYMENT"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder setting forth the procedures governing the Change of Control Offer as required by the Indenture.

     (ii) If the Company or a Subsidiary consummates any Asset Sales, and the aggregate amount of Excess Proceeds exceeds U.S.$10.0 million, the Company will make an offer (an "ASSET SALE OFFER") to all Holders of Notes and all holders of other Indebtedness that is PARI PASSU with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets pursuant to Section 3.02 of the Supplemental Indenture to purchase the maximum principal amount of Notes and other PARI PASSU Indebtedness that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes and other PARI PASSU Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company (or such Subsidiary) may use such deficiency for any purpose not otherwise prohibited by the Indenture.

If the aggregate principal amount of Notes and other PARI PASSU Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and other PARI PASSU Indebtedness to be purchased on a PRO RATA basis. Holders of Notes that are the subject of an offer to purchase will receive an Asset Sale Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes.

     (8) NOTICE OF REDEMPTION. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than U.S.$1,000 may be redeemed in part but only in whole multiples of U.S.$1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest ceases to accrue on Notes or portions thereof called for redemption.

     (9) DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of U.S.$1,000 and integral multiples of U.S.$1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the next succeeding Interest Payment Date.

     (10) PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

     (11) AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees, the Mirror Notes, the Mirror Note Guarantees, the Mirror Note Pledge Agreements and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes) and subject to certain provisions of Article VI of the Supplemental Indenture and Article VI of the Base Indenture, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, and interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the Indenture, the Subsidiary Guarantees the Mirror Notes, the Mirror Note Guarantees, the Mirror Note Pledge Agreements or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes). Without the consent of any Holder, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees, the Mirror Notes, the Mirror Note Guarantees, the Mirror Note Pledge Agreements or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's, a Mirror Note Issuer's or a Guarantor's obligations pursuant to the Indenture, a Subsidiary Guarantee, a Mirror Note or a Mirror Note Guarantee as the case may be, by a successor to the Company, such Mirror Note Issuer or such Guarantor pursuant to Article V of the Supplemental Indenture or to comply with
Section 4.15 of the Supplemental Indenture, to release any Guarantor from its obligations under its Subsidiary Guarantee or Mirror Note Guarantee (to the extent permitted by the Indenture), to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA.

     (12) DEFAULTS AND REMEDIES. Events of Default are set forth in the Indenture. If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default covered by Section 6.01(9) of the Supplemental Indenture with respect to the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, and interest on the Notes (including in connection with an Asset Sale Offer or Change of Control Offer). The Company and each Subsidiary Guarantor (to the extent that such Subsidiary Guarantor is so required under the TIA) is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge) and so long as any of the Notes are outstanding, the Company is required upon any Officer becoming aware of any Default or Event of Default, to deliver to the Trustee an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

     (13) TRUSTEE DEALINGS WITH COMPANY. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its

Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

     (14) NO RECOURSE AGAINST OTHERS. A director, officer, employee, incorporator or stockholder, of the Company or any Mirror Note Issuer or Guarantor, as such, will not have any liability for any obligations of the Company or such Mirror Note Issuer or Guarantor under the Notes, the Indenture, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

     (15) AUTHENTICATION. This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

     (16) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

     (17) CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon. The Company will furnish to any Holder upon written request and without charge a copy of the Indenture: Requests may be made to:

                 Paramount Resources Ltd.
                 888 3rd Street, S.W.
                 Bankers Hall West, Suite 4700
                 Calgary, Alberta, Canada T2P 5C2
                 Attention:  Chief Financial Officer

                                 ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:___________________________________
                                                (Insert assignee's legal name)


--------------------------------------------------------------------------------
               (Insert assignee's Social Security or Tax I.D. No.)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              (Print or type assignee's name, address and zip code)

and irrevocably appoint_________________________________________________________
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:
       ----------------


                              Your Signature:
                                             -----------------------------------
                                             (Sign exactly as your name appears
                                             on the face of this Note)


Signature Guarantee*:
                     ---------------

----------
* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

                       OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to
Section 4.06 or 4.10 of the Supplemental Indenture, check the appropriate box below:

                        / / Section 4.06 / / Section 4.10

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.06 or Section 4.10 of the Supplemental Indenture, state the amount you elect to have purchased:


                                             U.S.$_____________________


Date:
     ----------------


                              Your Signature:
                                             -----------------------------------
                                             (Sign exactly as your name appears
                                             on the face of this Note)


                              Tax Identification No.:
                                                     ---------------------------


Signature Guarantee*:
                     ---------------

----------
* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

             SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

                                                                               Principal
                                Amount of               Amount of            Amount of this
                               decrease in             decrease in             Global Note          Signature of
                                Principal               Principal            following such          authorized
         Date of              Amount of this          Amount of this          decrease (or        officer of Trustee
         Exchange              Global Note             Global Note              Increase)           or Custodian
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

* THIS SCHEDULE SHOULD BE INCLUDED ONLY IF THE NOTE IS ISSUED IN GLOBAL FORM.

                                                                       EXHIBIT B

                    FORM OF NOTATION OF SUBSIDIARY GUARANTEE

     For value received, each Subsidiary Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Supplemental Indenture, dated as of June 29, 2004 (together with the Base Indenture (as defined in the Supplemental Indenture), the "INDENTURE"), among Paramount Resources Ltd. (the "COMPANY"), the Guarantors party thereto, if any, and The Bank of Nova Scotia Trust Company of New York, as trustee (the "TRUSTEE"), (a) the due and punctual payment of the principal of, premium, if any, and interest on the Notes (as defined in the Indenture), whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of and interest on the Notes, if any, if lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Subsidiary Guarantors to the Holders of Notes and to the Trustee pursuant to the Subsidiary Guarantee and the Indenture are expressly set forth in Article X of the Supplemental Indenture and reference is hereby made to the Supplemental Indenture for the precise terms of the Subsidiary Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions and (b) appoints the Trustee attorney-in-fact of such Holder for such purpose. Capitalized terms used herein and not otherwise defined shall have the meanings given such terms by the Indenture.


                                         By:
                                              ---------------------------------
                                              Name:
                                              Title:

                                                                       EXHIBIT C

            [FORM OF SUPPLEMENTAL INDENTURE AND SUBSIDIARY GUARANTEE
              TO BE DELIVERED BY SUBSEQUENT SUBSIDIARY GUARANTORS]

     SUPPLEMENTAL INDENTURE (this "SUPPLEMENTAL INDENTURE"), dated as of ________________, 200__, among __________________ (the "GUARANTEEING
SUBSIDIARY"), a subsidiary of Paramount Resources Ltd. (or its permitted successor), an Alberta corporation (the "COMPANY"), the Company, and The Bank of Nova Scotia Trust Company of New York, as trustee under the Indenture referred to below (the "TRUSTEE").

                               W I T N E S S E T H

     WHEREAS, the Company has heretofore executed and delivered to the Trustee a supplemental indenture (the "FIRST SUPPLEMENTAL INDENTURE"), dated as of June 29, 2004 for the issuance of an aggregate principal amount of up to U.S.$125,000,000 of 8 7/8% Senior Notes due 2014 (the "NOTES") under an indenture (the "BASE INDENTURE" and as supplemented by the First Supplemental Indenture, the "INDENTURE") dated as of June 29, 2004;

     WHEREAS, Section 4.15 of the First Supplemental Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company's Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the "SUBSIDIARY GUARANTEE"); and

     WHEREAS, pursuant to Section 9.01 of the First Supplemental Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

     1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

     2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees as follows:

             (a) Along with all Subsidiary Guarantors named in the Indenture, to jointly and severally Guarantee all Obligations of the Company under the Indenture and the Notes to the extent and subject to the terms, conditions and procedures set forth in Section 10.01 of the First Supplemental Indenture and that, from and after the date of this Supplemental Indenture, except as otherwise provided in the Indenture, the Guaranteeing Subsidiary shall be bound by the Indenture to the same extent as if the Guaranteeing Subsidiary had executed the Indenture on the Issue Date as a Subsidiary Guarantor.

             (b) The Subsidiary Guarantors shall only have the right to seek contribution from any non-paying Subsidiary Guarantor to the extent set forth in Article X of the First Supplemental Indenture.

             (c) This Subsidiary Guarantee shall be limited to the extent set forth in Section 10.02 of the First Supplemental Indenture.

     3. EXECUTION AND DELIVERY. Each Guaranteeing Subsidiary agrees that the Subsidiary Guarantees shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee.

     4. GUARANTEEING SUBSIDIARY MAY CONSOLIDATE, ETC., ON CERTAIN TERMS. Except as otherwise provided in Articles IV and V of the First Supplemental Indenture, the Guaranteeing Subsidiary may not sell or otherwise dispose of all substantially all of its assets to, or consolidate, amalgamate or merge with or into (whether or not such Guaranteeing Subsidiary is the surviving Person) another Person, other than the Company, a Mirror Note Issuer or a Guarantor.

     5. RELEASES. The Guaranteeing Subsidiary may only be released from its Subsidiary Guarantee as provided in the Indenture.

     6. NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Company or any Guaranteeing Subsidiary under the Notes, any Subsidiary Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.

     7. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS.

     8. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

     9. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

     10. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:______________, 20__


                                   [GUARANTEEING SUBSIDIARY]


                                   By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                                   PARAMOUNT RESOURCES LTD.


                                   By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                                   By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                                   The Bank of Nova Scotia Trust Company of
                                     New York, as Trustee


                                   By:
                                       ----------------------------------------
                                                Authorized Signatory